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17008565

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optiver US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 E. Randolph St., Suite 1300
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Rojek (312) 821-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St., Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Rojek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optiver US LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Official Seal
Mary Fran Cleary
Notary Public State of Illinois
My Commission Expires 06/05/2020

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIVER US LLC

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Optiver US LLC:

We have audited the accompanying statement of financial condition of Optiver US LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Optiver US LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 24, 2017

OPTIVER US LLC

Statement of Financial Condition

December 31, 2016

(In thousands)

Assets		
Cash	$	36,156
Securities owned, at fair value		2,707,426
Fixed assets, net of accumulated depreciation ($40,048)		9,649
Membership in exchanges, at adjusted cost (fair value $6,829)		4,269
Other assets		9,099
Due from affiliates		208
Total assets	$	2,766,807
Liabilities and Member's Equity		
Securities sold, not yet purchased, at fair value	$	2,258,211
Payables to brokers and dealers and clearing organization		167,864
Accounts payable and accrued liabilities		87,195
Due to affiliates		538
Total liabilities		2,513,808
Member's equity		252,999
Total liabilities and member's equity	$	2,766,807

See accompanying notes to the statement of financial condition.

OPTIVER US LLC

Notes to Statement of Financial Condition

December 31, 2016

(In thousands)

(1) Nature of Business

Optiver US LLC (the Company) was organized on August 5, 2003 under the Limited Liability Company Act of Illinois. The Company is an indirect wholly owned subsidiary of Optiver Holding BV through the Company's immediate parent Optiver US Holding LLC (the Parent). The business of the Company is primarily to engage as a market maker and a trader in index options, stocks, stock options, futures, and options on futures listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various option, stock, and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and commodity futures commission merchants.

(2) Significant Accounting Policies

Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

Cash consists of cash held in its bank account.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, net yet purchased, include index options, stocks, stock options, and options on futures. Securities owned also includes treasury bonds that have a maturity of less than one year. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures.*

Fixed Assets

Fixed assets includes computer hardware, software, office furniture and equipment and leasehold improvements. Fixed assets are recorded at cost. Computer hardware, software, office furniture and equipment are depreciated on a straight-line basis using estimated useful lives of two to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. At December 31, 2016, the fair value of the exchange memberships was $6,829.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is organized as a single-member limited liability company. The Company is treated as a disregarded entity. The Company has no U.S. tax filing requirements as a disregarded entity and the Parent, which is a limited liability company, treated as a corporation for tax purposes files the U.S. federal and state income tax returns.

(3) Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The positions the Company carries are exchange traded Equity Securities, Options and Futures, as well as U.S. Treasuries. Exchange traded Equity securities, Options and Futures are valued based on quoted prices from the respective exchange they are traded at and are categorized in level 1 of the fair value hierarchy. U.S. Treasuries are valued using quoted market prices, and are categorized in level 1 of the fair value hierarchy.

(In thousands)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Equities	$ 91,042	—	—	91,042
Options	2,446,522	—	—	2,446,522
U.S. Treasuries	169,862	—	—	169,862
Total	$ 2,707,426	—	—	2,707,426

	Fair value measurements on a recurring basis			
	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased:				
Equities	$ 24,146	—	—	24,146
Options	2,234,065	—	—	2,234,065
Futures[(1)]	6,618	—	—	6,618
Total	$ 2,264,829	—	—	2,264,829

(1) Included in payables to broker-dealers and clearing organizations

There were no transfers between levels during the year ended December 31, 2016.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant (un)observable inputs (Level 2 or Level 3) during the year ended December 31, 2016.

(4) Fixed Assets

Equipment and leasehold improvements at December 31, 2016 comprised the following:

Computers	$ 19,099
Software	2,830
Office equipment	859
Office furniture	3,711
Artwork	154
Leasehold improvements	23,044
Less accumulated depreciation	(40,048)
Total	$ 9,649

OPTIVER US LLC

Notes to Statement of Financial Condition

December 31, 2016

(In thousands)

(5) Payables to Broker-Dealer and Clearing Organization

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from or payable to the clearing broker is netted on the statement of financial condition. The amount payable to the clearing broker was $167,864 at December 31, 2016, and is collateralized by securities owned by the Company.

(6) Retirement Plan

The Company has a qualified defined contribution plan for the eligible employees. Contributions are made at the discretion of management. All employees are eligible to participate after meeting age and length of service requirements.

(7) Commitments

The Company leases office space under a noncancelable operating lease that expires in April 2023.

Future minimum lease payments are as follows:

2017		1,036
2018		1,134
2019		1,665
2020		1,706
Future payments		4,145
Total	$	9,686

(8) Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company, after consultation with outside legal counsel, believes that the amount for which it could be liable, if any, will not have a material adverse effect on the statement of condition.

(9) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $1,000 or 6-2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $153,497, which was $147,648 greater than its required net capital of $5,849. The Company's net capital ratio was 0.57 to 1.00.

(10) Derivatives

ASC Topic 815; Derivatives and Hedging (ASC 815), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as

"hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in payable to broker-dealer. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

As a market maker, in 2016, the Company executed approximately 94 thousand option, futures, and equities trades daily.

(11) Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on charges in an underlying (such as an interest or foreign exchange rate, security or commodity prices, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor

to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contact, it has disclosed derivative contracts that are likely to be used to protect against a charge in an underlying financial instrument, regardless of their actual use.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation

(In thousands)

would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(12) Related-Party Transactions

Due from affiliates, as included in other assets, and due to affiliates, listed separately, consists of transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and payable monthly.

The Company has a services agreement with the Parent for the right to utilize certain intellectual property. The Company charges the Parent for IP services and the Parent in turn charges a licensing fee. As of December 31, 2016, the Company has a payable to the Parent related to this arrangement of $243, which is included in due to affiliates in the statement of financial condition.

The Company has a services agreement with Optiver GT US LLC in which the Company provides administrative support services to assist and support Optiver GT US LLC and Optiver GT US provides consulting, engineering, research and development and related services regarding the creation, development, maintenance of and improvements to certain low latency data connection networks for the benefit of the Company. As of December 31, 2016, the Company has a payable to Optiver GT US LLC for $86, which is included in due to affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Services BV for reimbursement of general costs incurred and cost sharing, services provided to the Company for risk monitoring, services provided by the Company for market risk support and reimbursement for the IT manager secondment. As of December 31, 2016, the Company has a receivable from Optiver Services BV for $207, which is included in due from affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Holding BV in which Optiver Holding BV provides global/head offices services related to administrative work provided to assist, support and coordinate business relations between and among itself, its subsidiaries and the Company. As of December 31, 2016, the Company has a payable to Optiver Holding BV for $209, which is included in due to affiliates in the statement of financial condition.

(13) Income Taxes

The Company is organized as a single-member limited liability company which is disregarded for federal income tax purposes. The Company's taxable income or loss is reported by its Parent, which is a corporation and there is no tax expense/benefit recorded by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

(In thousands)

A disregarded entity does not report its deferred tax assets or liabilities on its financial statements. Rather, the Parent will report any related deferred tax items in its financial statements. If the Company were a stand-alone entity as of December 31, 2016, the deferred tax asset would be $15,494. The components of the deferred tax asset are related to compensation of $10,037, fixed assets of $4,013 and other items of $1,444.

At December 31, 2016, based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are realizable, management believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

FASB ASC Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2016. Further, as of December 31, 2016, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns.

(14) Subsequent Events

The Company performed an evaluation of subsequent events through to the date the financial statements were issued, and determined that there were no other recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statements as of December 31, 2016, except for the following:

Effective January 1, 2017, a new United States Limited Liability Company, Optiver Americas LLC, was formed. The interest of the Company's Parent was transferred to the new holding company and Optiver Americas LLC will become the tax filing entity for the Optiver US entities.

OPTIVER US LLC

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)